Sherritt International Corporation

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 4E3

April 2, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Timothy Levenberg
Kevin Dougherty
Daniel Morris

Re:	Sherritt International Corporation (the “Company”)
Application for Qualification of Indenture on Form T-3
Filed March 7, 2025
File No. 022-29121

Dear Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 21, 2025, with respect to the Company’s Application for Qualification of Indenture on Form T-3 (File No. 022-29121) filed with the Commission on March 7, 2025 (the “Application”). Amendment No. 1 to the Application (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Application for Qualification of Indenture on Form T-3
Indenture Securities
8. Analysis of Indenture Provisions., page 16

1.	Please provide with your next amendment the referenced analysis of the provisions of the Amended Notes Indenture.

The Company acknowledges the Staff’s comment and has revised pages 16 to 22 of Amendment No. 1 to address the Staff’s comment to provide the referenced analysis of the provisions of the Amended Notes Indenture. The Company further advises the Staff that the Amended Notes Indenture will be finalized following the Noteholders’ Meeting, which is currently scheduled for April 4, 2025. Accordingly, the form of the Amended Notes Indenture will be filed as an exhibit in Amendment No. 2 to the Application on or around April 10, 2025. However, the Company does not expect that the finalization of the Amended Notes Indenture will affect the referenced analysis of the indenture provisions summarized in Item 8 of the Application.

Exhibit Index, page 23

2.	With the next amendment, please file the omitted exhibits, including the Form of Indenture for the Amended Senior Secured Notes; the final court order; and the statement of eligibility and qualification of the trustee on Form T-6.

The Company acknowledges the Staff’s comment and advises the Staff that the statement of eligibility and qualification of the trustee on Form T-6 has been filed with Amendment No. 1. As noted in our response to Question 1, the form of the Amended Notes Indenture will be filed with Amendment No. 2 to the Application on or around April 10, 2025. The Company further advises the Staff that the final court order will be available following the court hearing for the final order, which is currently scheduled for April 9, 2025. As such, we expect to file the final court order with Amendment No. 2 to the Application on or around April 10, 2025.

Signature, page 25

3.	Pursuant to Form T-3, please provide attestations for all signatures. In addition, please use the precise signature language that the form specifies, including “and its seal to be hereunto affixed and attested....”

The Company acknowledges the Staff’s comment and has revised pages 25 to 26 of Amendment No. 1 to address the Staff’s comment.

If there are additional comments or questions, please do not hesitate to contact the undersigned at Ward.Sellers@sherritt.com or the Company’s U.S. counsel, Daniel Masliyah of Torys LLP at dmasliyah@torys.com or 1 (212) 880-6032.

Very Truly Yours,

By:	/s/ E.A. (Ward) Sellers
E.A. (Ward) Sellers
Sherritt International Corporation

cc:	Daniel Masliyah, Torys LLP
Chris Bornhorst, Torys LLP